UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________

SCHEDULE 13G/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

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RED RIVER BANCSHARES, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

75686R202
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

_________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule l3d-l(b)
☐    Rule l3d-l(c)
☒    Rule l3d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section l8 of the Securities Exchange Act of l934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75686R202                                                Page 2 of 5

l	NAME OF REPORTING PERSON Teddy Ray Price
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana
	5	SOLE VOTING POWER
NUMBER OF SHARES		426,807(l)
	6	SHARED VOTING POWER
BENEFICIALLY		5,951(2)
OWNED BY
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:		426,807(l)
	8	SHARED DISPOSITIVE POWER
5,951(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,758(3)
l0	CHECK BOX IF THE AGGREGATE AMOUNT IN EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
l2	TYPE OF REPORTING PERSON IN

(1)Consists of 362,643 shares of Common Stock held of record by the Reporting Person and 64,164 shares of Common Stock held of record by Kisatchie Industries, LLC, for which the Reporting Person serves as Manager. The shares of Common Stock held of record by the Reporting Person include 16,500 shares held of record by an estate for which the Reporting Person serves as executor. The Reporting Person is expected to receive ownership of these shares once the estate is settled.
(2)Consists of 5,951 shares of Common Stock held of record by the Reporting Person’s spouse.
(3)Consists of 362,643 shares of Common Stock held of record by the Reporting Person, 64,164 shares of Common Stock held of record by Kisatchie Industries, LLC, for which the Reporting Person serves as Manager, and 5,951 shares of Common Stock held of record by the Reporting Person’s spouse. The shares of Common Stock held of record by the Reporting Person include 16,500 shares held of record by an estate for which the Reporting Person serves as executor. The Reporting Person is expected to receive ownership of these shares once the estate is settled.

CUSIP No. 75686R202                                                Page 3 of 5

Item 1(a).    Name of Issuer:
Red River Bancshares, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
l4l2 Centre Court Drive, Suite 50l
Alexandria, Louisiana 7l30l

Item 2(a).    Name of Person Filing:
Teddy Ray Price

Item 2(b).    Address of Principal Business Office or, if None, Residence:
Same as Item l(b).

Item 2(c).    Citizenship or Place of Organization:
State of Louisiana

Item 2(d).    Title of Class of Securities:
Common stock, no par value per share

Item 2(e).    CUSIP Number:
75686R202

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐ Broker or dealer registered under section l5 of the Act (l5 U.S.C.78o).
(b)☐ Bank as defined in section 3(a)(6) of the Act (l5 U.S.C. 78c).
(c)☐ Insurance company as defined in section 3(a)(l9) of the Act (l5 U.S.C. 78c).
(d)☐ Investment company registered under section 8 of the Investment Company Act of l940 (l5 U.S.C. 80a-8).
(e)☐ An investment adviser in accordance with §240.l3d-l(b)(l)(ii)(E);
(f)☐ An employee benefit plan or endowment fund in accordance with §240.l3d-l(b)(l)(ii)(F);
(g)☐ A parent holding company or control person in accordance with §240.l3d-l(b)(l)(ii)(G);
(h)☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (l2 U.S.C. l8l3);
(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)(l4) of the Investment Company Act of l940 (l5 U.S.C. 80a-3);
(j)☐ A non-U.S. institution in accordance with §240.l3d-l(b)(l)(ii)(J);
(k)☐ Group, in accordance with §240.l3d-l(b)(l)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.l3d-l(b)(l)(ii)(J), please specify the type of institution:    .

CUSIP No. 75686R202                                                Page 4 of 5

Item 4.    Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item l:

(a)Amount beneficially owned: 432,758(l)
(b)Percent of Class: 6.0%
(c)Number of shares as to which such person has:
(i)sole power to vote or direct the vote: 426,807(2)
(ii)shared power to vote or direct the vote: 5,951(3)
(iii)sole power to dispose or direct the disposition of: 426,807(2)
(iv)shared power to dispose or direct the disposition of: 5,951(3)
(1)Consists of 362,643 shares of Common Stock held of record by the Reporting Person, 64,164 shares of Common Stock held of record by Kisatchie Industries, LLC, for which the Reporting Person serves as Manager, and 5,951 shares of Common Stock held of record by the Reporting Person’s spouse. The shares of Common Stock held of record by the Reporting Person include 16,500 shares held of record by an estate for which the Reporting Person serves as executor. The Reporting Person is expected to receive ownership of these shares once the estate is settled.
(2)Consists of 362,643 shares of Common Stock held of record by the Reporting Person and 64,164 shares of Common Stock held of record by Kisatchie Industries, LLC, for which the Reporting Person serves as Manager. The shares of Common Stock held of record by the Reporting Person include 16,500 shares held of record by an estate for which the Reporting Person serves as executor. The Reporting Person is expected to receive ownership of these shares once the estate is settled.
(3)Consists of 5,951 shares of Common Stock held of record by the Reporting Person’s spouse.

The Issuer had 7,183,915 shares of Common Stock outstanding as of December 3l, 2022. All beneficial ownership and voting percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

Item 5.    Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.    Certification:

Not Applicable

CUSIP No. 75686R202                                                Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

By: /s/ Teddy Ray Price
Teddy Ray Price